REDCORP

NEWS RELEASE

June 14, 2005 News Release 05-06

Update on Portugal Exploration and Planned Drilling Program

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redcorp Empreendimentos Mineiro Unipessoal Lda ("REM") (together, the "Company") is pleased to provide an update on activities on the Lagoa Salgada exploration concession, held 100% by REM, located in the prolific Iberian Pyrite Belt of southern Portugal. Data processing and compilation is currently being finalized in preparation for a drill program scheduled to commence in early July.

Diamond drilling by previous owners in the 1990's on the 415 km^2 Lagoa Salgada concession resulted in the discovery of a volcanogenic massive sulphide (VMS) deposit hosted within a series of intensely hydrothermally-altered volcanic rocks. Significant intersections from past drilling programs include hole LS22 which intersected a 65.8 meter interval grading 0.3 % copper, 5.5% lead, 8.7% zinc, 108.7 g/t silver and 1.55 g/t gold. This hole and other significant past drilling results were reported in a previous news release and are posted on the Company's website. The deposit is polymetallic, containing zinc, copper, lead, silver and gold as the principal metals of interest and is located 30 km northwest of the Aljustrel mine and 50 km northwest of the producing Neves Corvo mine within the same belt of rocks. Two other historic mines, Caveira and Lousal, occur 1 km and 7.5 km respectively south of the concession boundary. The volcanic rocks which host these orebodies trend onto the Lagoa Salgada concession where they are covered by overburden and have experienced minimal exploration.

Company geologists have re-interpreted the deposit geology based on re-logging of the core and lithogeochemical sample analyses to characterize the rock types and alteration. A GIS compilation of this information, combined with 3D inversion of the existing gravity geophysical database and existing data from an airborne magnetic survey, is underway and will be used to finalize drill targets. Initial results indicate several high-quality, untested targets occur on the property. Final results of this compilation will be posted on the Company's website when completed.

The Company is currently finalizing contract and logistical arrangements with a Portuguese drill contractor and plans to mobilize geological personnel from Vancouver in late June in order to commence the initial 3,000 meter drill program in early July.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775

REDCORP

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp and REM can be obtained on the Company's website at www.redcorp-ventures.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Robert G Carmichael, P.Eng. is Vice-President of Exploration and the designated QP for the Lagoa Salgada Project. Lithogeochem analyses of drill core samples are obtained from sawn core using standard analytical techniques. Analyses have been conducted by Acme Labs in Vancouver BC.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.